UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
Sonida Senior Living, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475203

(CUSIP Number)

Keith O’Connor
Conversant Capital LLC
25 Deforest Avenue
Summit, NJ 07901
908-466-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

November 1, 2023

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (A) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,017,108 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,017,108 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,017,108 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 3,764,936 shares of Issuer’s common stock, (ii) 968,550 shares of Issuer’s common stock issuable upon conversion of 38,742 shares of Series A Preferred Stock of the Issuer, (iii) 968,538 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 315,084 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 7,777,846 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on August 14, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (B) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
448,373 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
448,373 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
448,373 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 288,045 shares of Issuer’s common stock, (ii) 62,700 shares of Issuer’s common stock issuable upon conversion of 2,508 shares of Series A Preferred Stock of the Issuer, (iii) 62,712 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 34,916 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 7,777,846 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on August 14, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,465,481 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,465,481 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,465,481 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 4,052,981 shares of Issuer’s common stock, (ii) 1,031,250 shares of Issuer’s common stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment, in each case, held in aggregate by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
(2) The percentage reflected is based on the sum of (i) 7,777,846 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on August 14, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,465,481 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,465,481 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,465,481 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 4,052,981 shares of Issuer’s common stock, (ii) 1,031,250 shares of Issuer’s common stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment, in each case, held in aggregate by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
(2) The percentage reflected is based on the sum of (i) 7,777,846 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on August 14, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,465,481 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,465,481 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,465,481 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 4,052,981 shares of Issuer’s common stock, (ii) 1,031,250 shares of Issuer’s common stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 350,000 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment, in each case, held in aggregate by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
(2) The percentage reflected is based on the sum of (i) 7,777,846 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on August 14, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 350,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

This amendment (this “Amendment No. 2”) further amends the Schedule 13D filed by the Reporting Persons on November 3, 2021 (the “Original Schedule 13D”) with respect to the Common Stock, par value $0.01 (the “Common Stock” or “Shares”) of Sonida Senior Living, Inc. (formerly Capital Senior Living Corporation) (the “Issuer”), as previously amended on June 29, 2023 (“Amendment No. 1”). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Schedule 13D, as previously amended. The Original Schedule 13D, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

As disclosed on a Current Report on Form 8-K filed by the Issuer with the SEC on November 3, 2023 (“November 3, 2023 8-K”), the Issuer drew $4 million under the amended and restated conversant equity commitment agreement entered into by and among the Issuer, Investor A and Investor B, on September 29, 2023  (the “A&R Conversant Equity Commitment Agreement”), as described in the Form 8-K filed by the Issuer with the SEC on October 6, 2023 (“October 6, 2023 8-K”), pursuant to which the Issuer will issue 360,097 shares of Common Stock to Investor A and 39,903 shares of Common Stock to Investor B.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended by the addition of the following:

The disclosure set forth above in Item 3 of this Amendment is incorporated herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) (b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.

Item 5(c) is hereby amended and restated to read as follows:

(c) Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 3 of this Amendment regarding the Conversant Equity Commitment is incorporated herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
1.5	Amended and Restated Equity Commitment Agreement, dated as of September 29, 2023, by and among Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP and Sonida Senior Living, Inc..

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 3, 2023

CONVERSANT DALLAS PARKWAY (A) LP

By: Conversant GP Holdings LLC, its general partner

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky
Title: Managing Member

CONVERSANT DALLAS PARKWAY (B) LP

By: Conversant GP Holdings LLC, its general partner

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky
Title: Managing Member

CONVERSANT GP HOLDINGS LLC

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky
Title: Managing Member

CONVERSANT CAPITAL LLC

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky
Title: Managing Member

MICHAEL SIMANOVSKY

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky